

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

May 22, 2017

Jeff T. Green
Chief Executive Officer
The Trade Desk, Inc.
42 N. Chestnut Street
Ventura, California 93001

> **Re: The Trade Desk, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 19, 2017**
> **File No. 333-218137**

Dear Mr. Green:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Richard A. Kline, Esq.
Goodwin Procter LLP